SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2005

Royal Dutch Shell plc

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Royal Dutch Shell

Summary results

SECOND QUARTER			$ million	SIX MONTHS
2005	2004	%		2005	2004	%
5,236	3,897	+34	Income attributable to shareholders*	11,911	8,598	+39
610	234		Estimated current cost of supplies (CCS) adjustment for Oil Products segment - see note 2	1,735	604
4,626	3,663	+26	CCS earnings *	10,176	7,994	+27
* including discontinued operations – see note 3
6,322	5,173		Cash from operating activities	15,002	13,310
8,655	7,199		Cash from operating activities excluding net working capital movements and taxation paid/accrued	17,762	13,778
4,135	3,422		Capital investment	7,375	6,542
3,526	3,578		Upstream production (thousand boe/d)	3,684	3,821

Strong earnings and cash generation

  Income of $5.2 billion

  $6.3 billion cash from operations and $0.7 billion from divestments

  Upstream earnings increased with oil price increases

  Strong Downstream Oil Products earnings and asset utilisation

  3,526 thousand barrels of oil equivalent (boe) per day production

  Successful exploration drilling and acreage access; decision to increase exploration expenditure to $1.8 billion annually for the years 2005 and 2006

  Second quarterly dividend declared equivalent to some $2 billion (subject to exchange rates)

A report by Royal Dutch Shell plc ('Royal Dutch Shell'). The information in these quarterly results reflects the financial position and results of Royal Dutch Shell. All amounts shown throughout this report are unaudited.

Chief Executive Jeroen van der Veer said, "Our good earnings and cash generation can be used for dividends, investments and share buybacks. The company continues with its strategy of 'more upstream and profitable downstream'. We focus on project management, operations, customers and technology. Upstream production was slightly above our expectations. We can confirm exploration success and are futher increasing our exploration spending and activity levels. Downstream operational performance was again excellent."

  Basic earnings per share for Royal Dutch Shell (see note 8) in the second quarter 2005 were $0.78, an increase of 36% compared to a year ago. Basic CCS earnings per share for Royal Dutch Shell were $0.69, an increase of 27% compared to a year ago.

  Second quarter 2005 interim dividends have been announced of €0.23 per A and B share for Royal Dutch Shell.

Segment earnings

SECOND QUARTER			$ million	SIX MONTHS
2005	2004	%		2005	2004	%
			Segment earnings
2,745	1,855		Exploration & Production	5,700	4,562
11	334		Gas & Power	487	856
2,028	1,546		Oil Products (CCS basis)	3,908	2,729
259	375		Chemicals	708	596
(417)	(447)		Other segments/Corporate/Minority interest	(627)	(749)
_____
4,626	3,663	+26	CCS earnings	10,176	7,994	+27

The earnings in the second quarter 2005 reflect the following items, which in aggregate were a net charge of $545 million (compared to a net charge of $573 million in the second quarter 2004):

  Exploration & Production earnings included net charges of $149 million, mainly from a $270 million charge related to the mark-to-market valuation of certain UK gas contracts and net tax charges, partly offset by divestment gains.

  Gas & Power earnings included a net charge of $226 million, mainly related to the expected divestment of power generation assets held through joint venture company InterGen.

  Chemicals included legal and environmental charges of some $80 million.

  Corporate segment reflected the $90 million settlement, subject to court approval, of a class action and related litigation by participants in certain United States employee savings plans.

Key features of the second quarter 2005

Basic earnings per share - see note 8

  Basic earnings per share for Royal Dutch Shell (see note 8) in the second quarter 2005 were $0.78, an increase of 36% compared to a year ago. Basic CCS earnings per share for Royal Dutch Shell were $0.69, an increase of 27% compared to a year ago.

Second quarter 2005 interim dividend

  Second quarter 2005 interim dividends have been announced of €0.23 per share for Royal Dutch Shell.

Reported income

  Reported income of $5,236 million was 34% higher than a year ago.

CCS earnings - see note 2

  CCS earnings (i.e. on an estimated current cost of supplies basis for the Oil Products segment earnings) were $4,626 million, 26% higher than a year ago. Earnings were higher in Exploration & Production and Oil Products, whereas Gas & Power and Chemicals were lower. Income in the second quarter 2005 included net charges of $545 million mainly from mark-to-market valuations in Exploration & Production and charges in Gas & Power, Chemicals and Corporate, versus net charges of $573 million in 2004.

ROACE - see note 4

  The return on average capital employed (ROACE) on a reported income basis (see note 4) was 23.6%.

Upstream EP segment earnings

  Exploration & Production segment earnings of $2,745 million were 48% higher than a year ago ($1,855 million), mainly reflecting higher realised prices partly offset by higher costs including depreciation. Segment earnings included net charges of $149 million, mainly from a $270 million charge related to the mark-to-market valuation of certain UK gas contracts and net tax charges, partly offset by divestment gains, versus net charges a year ago of $471 million. Excluding these charges, segment earnings increased by 24%.

Production

  Hydrocarbon production was 3,526 thousand boe per day. Excluding the impact of divestments of 21 thousand boe per day and the end of a Production Sharing Contract (PSC) in the Middle East of 116 thousand boe per day, total production was 2% higher than a year ago.

Upstream GP segment earnings

  Gas & Power segment earnings were $11 million, including a net charge of $226 million mainly related to the expected divestment of power generation assets held through the joint venture InterGen, compared to segment earnings of $334 million a year ago, which included a divestment gain of $18 million. Excluding these items earnings were lower despite higher liquefied natural gas (LNG) volumes and prices, mainly due to loss of earnings from divested midstream assets and other items such as lower trading and LNG shipping results.

Downstream OP segment earnings

  Oil Products CCS earnings were $2,028 million compared to $1,546 million for the second quarter of 2004. Higher earnings due to strong refining margins and increased trading results were partially offset by lower marketing earnings. Asset utilisation continued to be strong.

Downstream Chemicals segment earnings

  Chemicals segment earnings were $259 million, and included legal and environmental charges of some $80 million compared to earnings of $375 million in the same quarter last year with similar margins.

Cash flow from operations

  Cash flow from operating activities, excluding net working capital movements and taxation paid/accrued, was $8.7 billion, compared to $7.2 billion a year ago.

Gearing and debt

  Gearing, including other commitments such as operating leases and retirement benefits, and net of cash holdings minus operational cash requirements was 13.0% versus, on a comparable Royal Dutch Shell basis, 14.7% at the end of the first quarter 2005; cash and cash equivalents increased by $1.4 billion to $11.5 billion and debt decreased by $0.3 billion.

Capital investment

  Capital investment for the quarter was $4.1 billion (including the minority share of Sakhalin) of which $3.2 billion was invested in the Upstream segments.

Proceeds from divestments

  Gross proceeds from divestments for the second quarter of 2005 were $0.7 billion.

Share buy back

  Share purchases for cancellation for the year to date amounted to $0.5 billion and were suspended during the second quarter as per requirements as a result of the unification process of Royal Dutch and Shell Transport.

Royal Dutch Shell outlook 2005

Buy back 2005

  Royal Dutch Shell reaffirms the commitment previously made by Royal Dutch and Shell Transport to return surplus cash for the year 2005 in the range of $3 billion to $5 billion through market purchases of shares. Buy backs are expected to recommence after the end of the subsequent offer acceptance period for Royal Dutch shares, 9 August 2005.

Production outlook

  The production outlook for 2005 and 2006 is unchanged at 3.5 to 3.8 million boe per day. The outlook for 2009 of 3.8 to 4.0 million boe per day is unchanged.

Exploration expenditure

  Building on the successful exploration programme for the first half 2005, Royal Dutch Shell will increase the exploration expenditure for the years 2005 and 2006 to $1.8 billion annually.

Capital investment 2005 and beyond

  Shell’s overall capital investment programme will reflect its recently announced new project opportunities such as LNG projects in Qatar, Nigeria and Libya, as well as market inflation specific to large construction projects and foreign exchange rate movements. The overall Shell investment programme for 2006 and beyond, including these projects and Sakhalin II, will be subject to review, consideration and approval by its Board later in 2005. The latest estimate for Shell’s 2005 total capital investment, across all its business activities, remains some $15 billion (excluding the investment by the 45% minority partners of Sakhalin II).

Second quarter 2005 investments and portfolio developments

Upstream:
Exploration & Production;
Gas & Power

Upstream portfolio developments during the quarter were:

Shell signed a Memorandum of Understanding with Gazprom under which Gazprom would acquire up to 25 per cent plus one share in the Sakhalin II venture and Shell would acquire a 50 per cent interest in the Western Siberia Zapolyarnoye Necomian field in addition to other assets and cash, subject to valuation.

Sakhalin Energy Investment Company (SEIC), in which Shell currently holds a 55% share, provisionally anticipates that Phase 2 project investment costs could be of the order of $20 billion, covering all planned development activity including drilling activity through to 2014, with LNG deliveries starting in the summer of 2008. The estimates remain subject to SEIC shareholders review and confirmation. SEIC has over 75% of its LNG capacity sold under long-term contracts. The recoverable resource base in Sakhalin II is 17.3 trillion cubic feet (tcf) of gas and 1 billion barrels of oil which means a project development cost of some $5 to $6 per barrel of oil equivalent and includes the LNG plant.

Shell signed an integrated gas deal with the Libyan National Oil Corporation for the redevelopment and possible expansion of an LNG facility and exploration rights in five blocks in the Sirte Basin.

Together with PetroChina, Shell will proceed to develop the Changbei gas field. The field will be operated by Shell under a production sharing contract and is expected to deliver 1.5 billion cubic metres per annum (0.14 billion cubic feet (bcf) per day) of natural gas starting in 2007 rising to 3 billion cubic metres per annum (0.29 bcf per day) by 2008 (Shell share 50%).

Shell, with Chevron, was awarded rights to four deepwater exploration blocks in the Carnarvon Basin offshore Western Australia. In Algeria, Shell won two exploration blocks in the 6th licensing round. Overall, this year Shell has accessed acreage in eleven countries, including seven new basin entries.

In the second quarter 2005, 12 successful exploration and exploratory appraisal wells were drilled in Australia, Malaysia, Netherlands, Nigeria, Egypt, UK and Oman.

Year to date, Shell has had good success in five ‘big cat’ prospects from eight drilled. These discoveries are in Norway, Nigeria and Australia. Further appraisal is required to determine their full resource potential.

The North West Shelf LNG Venture (Shell share 22%) took the final investment decision to expand its LNG facilities in Western Australia with a fifth LNG train increasing capacity (100%) by 4.2 million tonnes per annum (mtpa) to 15.9 mtpa.

Construction of the new LNG trains in Nigeria and Oman continues to progress well. Nigeria LNG trains 4 and 5 (Shell share 25.6%) are expected to be in operation around the end of the year. Qalhat LNG in Oman (Shell 11.0%) is on target to deliver its first cargo in the first quarter of 2006.

Following alignment of partners’interests across the Greater Gorgon area earlier in the year, the Gorgon Joint Venture Partners (Shell share 25%) in Australia agreed to commence the Front End Engineering and Design phase of the greenfield integrated LNG project. The initial development is expected to have a total capacity of 10 mtpa with LNG sales volumes expected in Asia Pacific and also in North America through Shell’s secured capacity in the Energia Costa Azul LNG terminal in Baja California, Mexico.

The sale of Shell’s interest in Gasunie's gas transportation assets in the Netherlands was completed in July 2005 with net proceeds and earnings of some $1.7 billion and these will be reflected in the third quarter 2005 Exploration & Production earnings.

The completion of the divestment of Shell power generation assets outside the USA held through the joint venture InterGen is expected in the second half of 2005. Progress has also been made towards the divestment of the remainder of InterGen’s power generation assets.

Downstream:
Oil Products;
Chemicals

Downstream portfolio developments during the quarter were:

Shell completed a sale of shares representing 5% ownership in the Oil Products refining and marketing company Showa Shell Sekiyu KK in Japan to Saudi Aramco following the earlier sale representing 10% in 2004. As a result, Saudi Aramco now holds 15% of Showa Shell shares, while Shell continues to hold some 35%.

Shell announced the intention to sell its Retail and Commercial businesses both in the Republic of Ireland and Northern Ireland. A sale and purchase agreement was signed in July 2005 for completion later in the year.

Shell announced its intention to consider a sale of its Oil Products marketing and refining assets in French Antilles and French Guyana.

Shell and BASF announced the sale of their 50/50 joint venture Basell, for a total sale price of €4.4 billion, including debt. The transaction is expected to be completed in the second half of 2005.

Earnings by industry segment

Exploration & Production

SECOND QUARTER			$ million	SIX MONTHS
2005	2004	%		2005	2004	%
2,745	1,855	+48	Segment earnings	5,700	4,562	+25
2,168	2,238	-3	Crude oil production (thousand b/d)	2,156	2,285	-6
7,875	7,773	+1	Natural gas production available for sale (million scf/d)	8,869	8,909	-

Second quarter segment earnings of $2,745 million were 48% higher than a year ago, mainly due to higher hydrocarbon prices, offset by higher costs including higher depreciation.

Segment unit earnings, calculated as segment earnings divided by production for the quarter, at $8.6 per barrel of oil equivalent were 50% higher than the previous year. Year to date unit earnings of $8.5 per barrel of oil equivalent were 30% higher than last year.

Segment earnings included net charges of $149 million, mainly from a $270 million charge related to the mark-to-market valuation of certain UK gas contracts and net tax charges partly offset by divestment gains mainly in Australia and Norway.

Liquids realisations were 42% higher than a year ago, compared to an increase in Brent of 46% and WTI of around 39%. Outside the USA, gas realisations increased by 36%. In the USA, gas realisations increased by 20% compared to an increase in Henry Hub of 14%.

Total hydrocarbon production for the quarter was 3,526 thousand boe per day. Excluding the impact of divestments of 21 thousand boe per day and the end of a production sharing contract in the Middle East of 116 thousand boe per day, production was 2% higher than a year ago. Overall production increased in the USA, Europe and Asia.

Production benefited from new fields mainly in the UK Goldeneye (Shell share 49%) and Howe (Shell share 60%), Malaysia Jintan (Shell share 37.5%) and in the USA Holstein (Shell share 50%) and the ramp-up of additional production in the USA totalling some 179 thousand boe per day versus a year ago. These new production volumes exceeded field declines of some 120 thousand boe per day, mainly in the USA, Norway and the UK. Production compared to a year ago was negatively impacted by operational issues totalling some 50 thousand boe per day mainly in the North Sea.

Higher depreciation charges impacted earnings by some $250 million versus last year mainly as a result of production mix including new fields, higher asset retirement costs and reserve revisions.

Capital investment in the second quarter of $2.4 billion, excluding the investment by the 45% minority partners of Sakhalin II, and including exploration expense of $0.2 billion, was 17% higher than the corresponding period last year.

Gas & Power

SECOND QUARTER			$ million	SIX MONTHS
2005	2004	%		2005	2004	%
11	334	-97	Segment earnings	487	856	-43
2.48	2.44	+2	Equity LNG sales volume (million tonnes)	5.36	4.95	+8

Gas & Power segment earnings were $11 million including a charge of $226 million mainly related to the expected divestment of power generation assets held through the joint venture InterGen. Earnings were $334 million a year ago, which included a divestment gain of $18 million. Excluding these items, earnings were lower than a year ago. Higher earnings from higher LNG prices and volumes were more than offset by loss of earnings as a result of divestment of midstream assets and other items such as lower trading and LNG shipping results. LNG sales volumes were up 2% as a result of the LNG expansion in the North West Shelf project which came on stream late 2004, offset partially by planned major LNG plant shut downs elsewhere.

Oil Products

SECOND QUARTER			$ million	SIX MONTHS
2005	2004	%		2005	2004	%
2,664	1,795	+48	Segment earnings	5,715	3,368	+70
636	249		CCS adjustment – see note 2	1,807	639
2,028	1,546	+31	Segment CCS earnings	3,908	2,729	+43
3,981	4,191	-5	Refinery intake (thousand b/d)	4,019	4,158	-3
7,458	7,469	-	Oil product sales (thousand b/d)	7,461	7,504	-1

Second quarter segment earnings were $2,664 million compared to $1,795 million for the same period last year.

Second quarter CCS earnings were $2,028 million compared to $1,546 million for the second quarter of 2004. Higher earnings due to strong refining margins and increased trading results were partially offset by lower marketing earnings.

Industry refining margins increased in the USA, Europe and Asia Pacific. Refining margins benefited from middle distillate strength in Europe and increases in light/heavy crude differentials. Refinery intake volumes increased by 1% after adjusting for divestments over the past year. Overall global refining utilisation for the quarter reflected continued strong asset performance.

In Marketing, including Lubricants and B2B (business to business), earnings declined in the second quarter of 2005 compared to the same period a year ago. In the USA, retail margins, while up significantly from the first quarter of 2005, were lower than the second quarter of 2004. Retail margins in Asia Pacific and Europe improved versus the second quarter of 2004. LPG, Commercial Fuels, Lubricants and Aviation earnings were lower in the second quarter of 2005 compared to the same quarter last year due to lower margins and higher operating costs. Marketing sales volumes declined 4% mainly as a result of divestments in 2004 and the first quarter of 2005.

Chemicals

SECOND QUARTER			$ million	SIX MONTHS
2005	2004	%		2005	2004	%
259	375	-31	Segment earnings	708	596	+19
5,647	6,182	-9	Sales volumes (thousand tonnes)	11,508	12,116	-5

Segment earnings for the second quarter were $259 million and included legal and environmental charges of some $80 million compared with earnings last year of $375 million. Sales volumes were 9% lower and mainly reflected a planned reduction in lower-margin volumes with minimal impact on earnings. Average price realisations were up 26% from a year ago offset by higher feedstock cost. Margins relative to last year were broadly similar but were substantially reduced from the first quarter 2005 due to weaker trading conditions in the second quarter.

Other Industry & Corporate segments

SECOND QUARTER		$ million	SIX MONTHS
2005	2004		2005	2004
(8)	(8)	Other industry segment earnings	(16)	(24)
(210)	(301)	Corporate segment net costs	(327)	(462)

In the second quarter, Corporate net costs were $210 million compared to $301 million a year ago. Corporate charges mainly reflected the $90 million settlement, subject to court approval, of a class action and related litigation by participants in certain United States employee savings plans that are subject to the Employee Retirement Income Security Act of 1974 (ERISA) and subject to expenses and insurance recovery. The settlement relates to all ERISA-based claims relating to the reserves recategorisations, but does not relate to or affect pending securities claims. In the same quarter a year ago a provision was taken as a result of a $120 million settlement with the SEC also relating to the reserves recategorisations.

Note

All amounts shown throughout this report are unaudited.

Third quarter results for 2005 are expected to be announced on 27 October 2005.

This announcement contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risk, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Royal Dutch and Shell Transport Annual Reports on Form 20-F for the year ended December 31, 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect Royal Dutch Shell businesses. Royal Dutch Shell does not undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

28 July 2005

Appendix 1: Royal Dutch Shell financial report and tables

Statement of income (see note 1)

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2005	2005	2004	% [1]		2005	2004	%
101,383	90,068	79,880	+27	Sales proceeds	191,451	154,628	+24
18,739	17,912	17,748		Less: Sales taxes, excise duties and similar levies	36,651	35,228
___________	___________	___________			___________	___________
82,644	72,156	62,132	+33	Revenue	154,800	119,400	+30
69,464	58,565	51,860		Cost of sales	128,029	99,297
___________	___________	___________			___________	___________
13,180	13,591	10,272	+28	Gross profit	26,771	20,103	+33
3,148	3,164	3,023		Selling and distribution expenses	6,312	5,936
769	375	645		Administrative expenses	1,144	1,113
248	261	889		Exploration	509	1,000
1,080	1,573	1,111		Share of profit of equity accounted investments	2,653	2,242
39	70	135		Net finance costs and other (income)/expense	109	(43)
___________	___________	___________			___________	___________
10,056	11,294	6,691	+50	Income before taxation	21,350	14,339	+49
4,595	4,274	2,663		Taxation	8,869	5,485
___________	___________	___________			___________	___________
5,461	7,020	4,028		Income from continuing operations	12,481	8,854
-	(214)	22		Income from discontinued operations	(214)	42
___________	___________	___________			___________	___________
5,461	6,806	4,050	+35	Income for the period	12,267	8,896	+38
==========	==========	==========			==========	==========
225	131	153		Income attributable to minority interest	356	298
___________	___________	___________			___________	___________
5,236	6,675	3,897	+34	Income attributable to shareholders	11,911	8,598	+39
___________	___________	___________			___________	___________
[1] Q2 on Q2 change

Earnings by industry segment 1

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2005	2005	2004	% [2]		2005	2004	%
				Exploration & Production:
1,644	2,010	1,168	+41	World outside USA	3,654	3,123	+17
1,101	945	687	+60	USA	2,046	1,439	+42
___________	___________	___________			___________	___________
2,745	2,955	1,855	+48		5,700	4,562	+25
___________	___________	___________			___________	___________
				Gas & Power:
74	518	375	-80	World outside USA	592	819	-28
(63)	(42)	(41)		USA	(105)	37
___________	___________	___________			___________	___________
11	476	334	-97		487	856	-43
___________	___________	___________			___________	___________
				Oil Products:
1,500	1,475	1,099	+36	World outside USA	2,975	2,067	+44
528	405	447	+18	USA	933	662	+41
___________	___________	___________			___________	___________
2,028	1,880	1,546	+31		3,908	2,729	+43
___________	___________	___________			___________	___________
				Chemicals:
221	280	311	-29	World outside USA	501	541	-7
38	169	64	-41	USA	207	55	+276
___________	___________	___________			___________	___________
259	449	375	-31		708	596	+19
___________	___________	___________			___________	___________
(8)	(8)	(8)		Other industry segments	(16)	(24)
___________	___________	___________			___________	___________
5,035	5,752	4,102	+23	TOTAL OPERATING SEGMENTS	10,787	8,719	+24
___________	___________	___________			___________	___________
				Corporate:
(74)	(70)	(196)		Interest income/(expense)	(144)	(370)
(6)	(40)	(2)		Currency exchange gains/(losses)	(46)	(9)
(130)	(7)	(103)		Other - including taxation	(137)	(83)
___________	___________	___________			___________	___________
(210)	(117)	(301)			(327)	(462)
___________	___________	___________			___________	___________
(199)	(85)	(138)		Minority interest	(284)	(263)
___________	___________	___________			___________	___________
4,626	5,550	3,663	+26	CCS EARNINGS	10,176	7,994	+27
___________	___________	___________			___________	___________
610	1,125	234		CCS adjustment for Oil Products	1,735	604
___________	___________	___________			___________	___________
5,236	6,675	3,897	+34	Income attributable to shareholders	11,911	8,598	+39
___________	___________	___________			___________	___________

[1] Operating segment results will continue to be presented and discussed in quarterly results announcements (including the CCS adjustment) and in the Annual Report and Accounts on the same basis as used internally by management, therefore before net finance costs, including equity accounted investments and after tax. Segment results in accordance with International Accounting Standard 14 "Segment Reporting" will be disclosed in the Annual Report and Accounts, with a reconciliation to the management basis as presented above.

[2] Q2 on Q2 change

Summarised balance sheet (see note 1)

$ million

	Jun 30	Mar 31	Jun 30
ASSETS	2005	2005	2004
Non-current assets:
Property, plant and equipment	84,816	85,779	84,440
Intangible assets	4,403	4,428	4,380
Investments:
Equity accounted investments	18,679	18,763	20,076
Financial assets	3,401	3,704	2,455
Deferred tax	2,961	2,775	3,038
Employee benefit assets	2,320	2,250	1,810
Other	4,411	6,206	3,422
	___________	___________	___________
	120,991	123,905	119,621
	___________	___________	___________
Current assets:
Inventories	18,566	17,517	14,545
Accounts receivable	51,420	45,153	32,505
Cash and cash equivalents	11,520	10,082	3,244
	___________	___________	___________
	81,506	72,752	50,294
	___________	___________	___________
	___________	___________	___________
TOTAL ASSETS	202,497	196,657	169,915
	___________	___________	___________
LIABILITIES
Non-current liabilities:
Debt	7,905	8,000	9,673
Deferred tax	12,807	12,625	13,225
Employee benefit obligations	6,239	6,358	6,939
Other provisions	6,781	6,821	5,374
Other	4,020	5,788	4,648
	___________	___________	___________
	37,752	39,592	39,859
	___________	___________	___________
Current liabilities:
Debt	5,479	5,718	6,867
Accounts payable and accrued liabilities	52,678	45,820	33,040
Taxes payable	10,789	11,228	8,835
Employee benefit obligations	300	308	312
Other provisions	1,430	1,576	1,166
	___________	___________	___________
	70,676	64,650	50,220
	___________	___________	___________
	___________	___________	___________
TOTAL LIABILITIES	108,428	104,242	90,079
	___________	___________	___________
Equity attributable to shareholders	87,829	86,738	75,688
Minority interest	6,240	5,677	4,148
	___________	___________	___________
TOTAL EQUITY	94,069	92,415	79,836
	___________	___________	___________
TOTAL LIABILITIES AND EQUITY	202,497	196,657	169,915
	___________	___________	___________

Summarised statement of cash flows (see note 1 and 6)

QUARTERS			$ million	SIX MONTHS
Q2	Q1	Q2
2005	2005	2004		2005	2004
			CASH FLOW FROM OPERATING ACTIVITIES:
5,461	6,806	4,050	Income for the period	12,267	8,896
			Adjustment for:
5,086	4,311	3,171	Taxation accrued	9,397	6,087
204	160	234	Interest accrued	364	534
3,136	3,155	3,244	Depreciation, depletion and amortisation	6,291	5,947
(193)	(558)	(12)	(Profit)/loss on sale of assets	(751)	(675)
(1,918)	(1,551)	(2,040)	Decrease/(increase) in net working capital	(3,469)	(2,003)
(1,080)	(1,359)	(1,133)	Share of profit of equity accounted investments	(2,439)	(2,284)
1,515	992	1,119	Dividends received from equity accounted investments	2,507	1,872
(142)	(392)	(224)	Deferred taxation and other provisions	(534)	(290)
(246)	303	(79)	Other	57	(222)
___________	___________	___________		___________	___________
11,823	11,867	8,330	Cash flow from operating activities (pre-tax)	23,690	17,862
___________	___________	___________		___________	___________
(5,501)	(3,187)	(3,157)	Taxation paid	(8,688)	(4,552)
___________	___________	___________		___________	___________
6,322	8,680	5,173	Cash flow from operating activities	15,002	13,310
___________	___________	___________		___________	___________
			CASH FLOW FROM INVESTING ACTIVITIES:
(3,736)	(2,934)	(3,083)	Capital expenditure	(6,670)	(5,719)
490	1,008	125	Proceeds from sale of assets	1,498	853
			Proceeds from sales and (additions):
(61)	(138)	(69)	Equity accounted investments	(199)	(496)
274	(24)	10	Investments: financial assets	250	948
177	190	77	Interest received	367	185
___________	___________	___________		___________	___________
(2,856)	(1,898)	(2,940)	Cash flow from investing activities	(4,754)	(4,229)
___________	___________	___________		___________	___________
			CASH FLOW FROM FINANCING ACTIVITIES:
(22)	(677)	(483)	Net increase/(decrease) in debt	(699)	(3,107)
(275)	(254)	(216)	Interest paid	(529)	(426)
452	351	311	Change in minority interest	803	588
			Dividends paid to:
(2,086)	(5,324)	(4,402)	Shareholders	(7,410)	(4,414)
(58)	(47)	(72)	Minority interest	(105)	(118)
			Treasury shares:
131	143	(416)	Net sales/(purchases) and dividends received	274	(424)
___________	___________	___________		___________	___________
(1,858)	(5,808)	(5,278)	Cash flow from financing activities	(7,666)	(7,901)
___________	___________	___________		___________	___________
(170)	(93)	(28)	Currency translation differences relating to cash and cash equivalents	(263)	(43)
___________	___________	___________		___________	___________
1,438	881	(3,073)	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,319	1,137
___________	___________	___________		___________	___________
10,082	9,201	6,317	Cash and cash equivalents at beginning of period	9,201	2,107
11,520	10,082	3,244	Cash and cash equivalents at end of period	11,520	3,244

Operational data - Upstream

QUARTERS					SIX MONTHS
Q2	Q1	Q2
2005	2005	2004%[1]			2005	2004	%
thousand b/d				CRUDE OIL PRODUCTION	thousand b/d
566	571	601		Europe	569	603
375	379	382		Africa	375	414
233	232	247		Asia Pacific	233	252
413	392	469		Middle East, Russia, CIS	403	455
403	400	350		USA	402	370
80	92	103		Other Western Hemisphere	86	108
___________	___________	___________			_________	_________
2,070	2,066	2,152		Total crude oil production excluding oil sands	2,068	2,202
98	78	86		Oil sands	88	83
___________	___________	___________			_________	_________
2,168	2,144	2,238	-3	Total crude oil production including oil sands	2,156	2,285	-6
___________	___________	___________			_________	_________
million scf/d [2]				NATURAL GAS PRODUCTION	million scf/d [2]
				AVAILABLE FOR SALE
3,175	4,951	2,756		Europe	4,058	3,863
383	387	379		Africa	385	362
2,225	2,369	2,025		Asia Pacific	2,297	2,071
256	272	743		Middle East, Russia, CIS	264	708
1,357	1,385	1,327		USA	1,371	1,366
479	511	543		Other Western Hemisphere	494	539
___________	___________	___________			_________	_________
7,875	9,875	7,773	+1		8,869	8,909	-
___________	___________	___________			_________	_________
thousand b/d3				BARRELS OF OIL EQUIVALENT	thousand b/d3
1,113	1,425	1,076		Europe	1,269	1,269
441	446	447		Africa	441	476
617	640	596		Asia Pacific	629	609
457	439	597		Middle East, Russia, CIS	448	577
637	639	579		USA	638	606
163	180	197		Other Western Hemisphere	171	201
___________	___________	___________			_________	_________
3,428	3,769	3,492		Total production excl oil sands	3,596	3,738
98	78	86		Oil sands	88	83
___________	___________	___________			_________	_________
3,526	3,847	3,578	-1	Total production incl oil sands	3,684	3,821	-4
___________	___________	___________			_________	_________
1 Q2 on Q2 change
[2] scf/d = standard cubic feet per day; 1 standard cubic feet = 0.0283 cubic metre
[3] Natural gas converted to oil equivalent at 5.8 million scf/d = thousand b/d

Operational data – Upstream (continued)

QUARTERS					SIX MONTHS
Q2	Q1	Q2
2005	2005	2004%[1]			2005	2004	%
million tonnes				LIQUEFIED NATURAL GAS (LNG)	million tonnes
2.48	2.88	2.44	+2	Equity LNG sales volume	5.36	4.95	+8
$/bbl				Realised Oil Prices		$/bbl
48.22	43.85	33.81		WOUSA	46.11	32.09
47.08	43.78	33.64		USA	45.44	32.35
48.05	43.84	33.79		Global	46.01	32.12
$/thousand scf				Realised Gas Prices	$/thousand scf
4.61	5.12	3.37		Europe	4.89	3.65
3.48	3.65	2.56		WOUSA (including Europe)	3.57	2.73
7.31	6.83	6.08		USA	7.07	5.94
4.39	4.33	3.35		Global	4.36	3.46
1 Q2 on Q2 change

Operational data - Downstream

QUARTERS					SIX MONTHS
Q2	Q1	Q2
2005	2005	2004%[1]			2005	2004	%
thousand b/d					thousand b/d
				REFINERY PROCESSING INTAKE
1,775	1,805	1,814		Europe	1,790	1,765
829	868	956		Other Eastern Hemisphere	848	944
988	1,000	1,103		USA	994	1,090
389	384	318		Other Western Hemisphere	387	359
_________	_________	_________			_________	_________
3,981	4,057	4,191	-5		4,019	4,158	-3
_________	_________	_________			_________	_________
				OIL SALES
2,587	2,532	2,765		Gasolines	2,560	2,736
844	842	803		Kerosines	843	794
2,449	2,443	2,284		Gas/Diesel oils	2,446	2,291
875	906	848		Fuel oil	890	910
703	741	769		Other products	722	773
_________	_________	_________			_________	_________
7,458	7,464	7,469		Total oil products*	7,461	7,504	-1
5,116	4,427	4,875		Crude oil	4,773	5,110
_________	_________	_________			_________	_________
12,574	11,891	12,344	+2	Total oil sales	12,234	12,614	-3
_________	_________	_________			_________	_________
				*comprising
2,037	2,127	2,015		Europe	2,082	2,074
1,243	1,229	1,370		Other Eastern Hemisphere	1,236	1,332
2,540	2,416	2,507		USA	2,478	2,508
697	698	731		Other Western Hemisphere	697	737
941	994	846		Export sales	968	853
thousand tonnes				CHEMICAL SALES VOLUMES BY MAIN PRODUCT CATEGORY[2]**	thousand tonnes
3,418	3,513	3,605		Base chemicals	6,931	7,077
2,192	2,307	2,446		First line derivatives	4,499	4,814
37	41	131		Other	78	225
_________	_________	_________			_________	_________
5,647	5,861	6,182	-9		11,508	12,116	-5
_________	_________	_________			_________	_________
				**comprising
2,440	2,577	2,683		Europe	5,017	5,197
1,264	1,321	1,360		Other Eastern Hemisphere	2,585	2,789
1,784	1,786	1,973		USA	3,570	3,803
159	177	166		Other Western Hemisphere	336	327
$ million				CHEMICAL SALES - NET PROCEEDS[3]	$ million
2,230	2,388	1,870		Europe	4,618	3,495
1,104	1,236	1,013		Other Eastern Hemisphere	2,340	1,969
1,630	1,719	1,459		USA	3,349	2,709
180	189	140		Other Western Hemisphere	369	264
_________	_________	_________			_________	_________
5,144	5,532	4,482	+15		10,676	8,437	+27
808	751	642		By-products	1,559	1,103
_________	_________	_________			_________	_________
5,952	6,283	5,124	+16		12,235	9,540	+28
_________	_________	_________			_________	_________
[1] Q2 on Q2 change
[2] Excluding volumes sold by equity accounted investments, chemical feedstock trading and by-products
[3] Excluding proceeds from equity accounted investments and chemical feedstock trading

Capital investment

QUARTERS			$ million	SIX MONTHS
Q2	Q1	Q2
2005	2005	2004		2005	2004
			Capital expenditure:
			Exploration & Production:
2,204	1,882	1,801	World outside USA	4,086	3,248
227	230	275	USA	457	571
___________	___________	___________		___________	___________
2,431	2,112	2,076		4,543	3,819
___________	___________	___________		___________	___________
			Gas & Power:
460	330	351	World outside USA	790	667
1	1	18	USA	2	23
___________	___________	___________		___________	___________
461	331	369		792	690
___________	___________	___________		___________	___________
			Oil Products:
			Refining:
310	148	227	World outside USA	458	378
55	42	68	USA	97	168
___________	___________	___________		___________	___________
365	190	295		555	546
___________	___________	___________		___________	___________
			Marketing:
250	133	201	World outside USA	383	345
34	32	11	USA	66	21
___________	___________	___________		___________	___________
284	165	212		449	366
___________	___________	___________		___________	___________
			Chemicals:
47	23	38	World outside USA	70	77
70	57	40	USA	127	142
___________	___________	___________		___________	___________
117	80	78		197	219
___________	___________	___________		___________	___________
78	56	53	Other segments	134	79
___________	___________	___________		___________	___________
3,736	2,934	3,083	TOTAL CAPITAL EXPENDITURE	6,670	5,719
___________	___________	___________		___________	___________
			Exploration expense:
121	92	93	World outside USA	213	146
35	26	31	USA	61	54
___________	___________	___________		___________	___________
156	118	124		274	200
___________	___________	___________		___________	___________
			New equity in equity accounted investments
135	58	100	World outside USA	193	189
2	1	1	USA	3	240
___________	___________	___________		___________	___________
137	59	101		196	429
___________	___________	___________		___________	___________
106	129	114	New loans to equity accounted investments	235	194
___________	___________	___________		___________	___________
4,135	3,240	3,422	TOTAL CAPITAL INVESTMENT*	7,375	6,542
___________	___________	___________		___________	___________
			*comprising
2,708	2,355	2,312	Exploration & Production	5,063	4,221
467	336	377	Gas & Power	803	942
656	354	511	Oil Products	1,010	925
191	138	157	Chemicals	329	358
113	57	65	Other segments	170	96
___________	___________	___________		___________	___________
4,135	3,240	3,422		7,375	6,542
___________	___________	___________		___________	___________

Basic earnings per share (see note 1, 8)

QUARTERS				SIX MONTHS
Q2	Q1	Q2
2005	2005	2004		2005	2004
			ROYAL DUTCH SHELL
0.78	0.99	0.57	Income per share ($)	1.77	1.27
0.69	0.82	0.54	CCS earnings per share ($)	1.51	1.18

Diluted earnings per share (see note 1, 8)

QUARTERS				SIX MONTHS
Q2	Q1	Q2
2005	2005	2004		2005	2004
			ROYAL DUTCH SHELL
0.78	0.99	0.57	Income per share ($)	1.77	1.26

0.69	0.82	0.54	CCS earnings per share ($)	1.51	1.18

Notes

NOTE 1. Accounting policies

With effect from 2005, the quarterly financial statements, including comparative data, have been prepared in accordance with International Financial Reporting Standards (IFRS). The full details of the accounting policies under IFRS, are available under www.shell.com/investor.

On 20 July 2005, Royal Dutch Shell plc became the Parent Company of Royal Dutch Petroleum Company (Royal Dutch) and The ‘‘Shell’’ Transport and Trading Company, plc (Shell Transport) by acquiring all outstanding shares of Shell Transport and 91.69% of the outstanding shares of Royal Dutch.

The unification transaction did not result in the formation of a new reporting entity. Each former Royal Dutch and Shell Transport shareholder who participated in the unification transaction holds the same economic interest in Royal Dutch Shell. Accordingly, the unification transaction has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of the Royal Dutch/Shell Group, Royal Dutch and Shell Transport.

These quarterly statements and comparative periods represent consolidated information for Royal Dutch Shell as if it acquired 100% of Royal Dutch and Shell Transport. Any impact of a minority interest ownership in Royal Dutch will not affect total equity or income for the period and will be included with effect from the third quarter 2005 financial statements.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products segment earnings. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations but are not a measure of financial performance under IFRS.

On this basis, Oil Products segment cost of sales of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of use of the first-in-first-out (FIFO) method of inventory accounting. The adjustment from Income to an estimated current cost of supplies basis has no related balance sheet entry. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory draw down effects.

NOTE 3. Discontinued operations

Income from discontinued operations, comprising gains and losses on disposals and results of operations for the period, is provided in the statement of income in accordance with IFRS for separate major lines of business or geographical areas of operations.

Earnings by segment relating to discontinued operations, included within the segment earnings on page 12, are as follows:

QUARTERS			$ million	SIX MONTHS
Q2	Q1	Q2
2005	2005	2004		2005	2004
-	(214)	32	Chemicals segment earnings	(214)	62
-	-	(10)	Corporate segment earnings	-	(20)
-	(214)	22	Income from discontinued operations	(214)	42

Basic earnings per share for the second quarter 2005 for discontinued operations were nil. Basic earnings per share for the first quarter 2005 for discontinued operations were $(0.03).

NOTE 4. Return on average capital employed (ROACE)

ROACE on an income basis is the sum of the current and previous three quarters’ income attributable to shareholders plus interest, less tax and minority interest as a percentage of the average of Royal Dutch Shell’s share of closing capital employed and the opening capital employed a year earlier. The tax rate and the minority interest components are derived from calculations at the published segment level.

Components of the calculation ($ million):

Income attributable to shareholders (four quarters)	21,858
Royal Dutch Shell share of interest expense after tax	737
ROACE numerator	22,595
Royal Dutch Shell share of Capital employed – opening	91,370
Royal Dutch Shell share of Capital employed – closing	100,326
Royal Dutch Shell share of Capital employed – average	95,848
ROACE	23.6%

NOTE 5. Earnings by industry segment

Operating segment results are before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment. Operating segment results are after tax and include equity accounted investments. Segment results in accordance with International Accounting Standard 14 “Segment Reporting” will be disclosed in Royal Dutch Shell’s Annual Report and Accounts, with a reconciliation to the basis as presented here.

NOTE 6. Statement of cash flows

This statement reflects cash flows of Royal Dutch Shell and its subsidiaries as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore exclude currency translation differences except for those arising on cash and cash equivalents.

Under IFRS, income for the periods in these statements is before deduction of minority interest, unlike previous practice where it was added back in ‘other’. This change has no impact on total cash from operating activities.

Write offs of previously capitalised exploratory well costs are now added back within ‘cash flow from operating activities’ under ‘other’ and are not deducted from capital expenditure. This is also reflected in the capital investment table with no change in total capital investment.

NOTE 7. Contingencies and litigation – Reserves recategorisation

The US Department of Justice announced on 29 June that it had concluded its investigation of the recategorisation of Shell's proved oil and gas reserves and that it would not take any further action against Shell. Proceedings by the US Securities and Exchange Commission (SEC) and the UK Financial Services Authority (FSA) had been concluded and settled earlier with respect to Shell companies. Further, Shell has reached a settlement, subject to court approval, in a class action against certain Shell companies on behalf of employees participating in US savings plans under the US Employee Retirement Income Security Act (ERISA). Still pending in relation to the recategorisation issues are investigations by Euronext Amsterdam, the Dutch Authority for the Financial Markets (AFM) and the California Department of Corporations, and a securities class action and derivative actions in United States courts. The AFM have announced that their findings do not give rise to any further actions from their side at this time. A tentative settlement has been reached with regard to the derivative actions, subject to notice to shareholders and approval by the Court.

With respect to these pending actions and investigations, the management cannot currently predict the manner and timing of the resolution of these pending matters, is currently unable to estimate the range of possible losses from such matters and does not currently believe the resolution of these pending matters will have a material impact on Royal Dutch Shell’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

NOTE 8. Earnings per share

The total number of Royal Dutch Shell shares deemed in issue at the end of the period was 6,898.4 million assuming a full exchange of Royal Dutch and Shell Transport shares into Royal Dutch Shell shares.

Royal Dutch Shell will report earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) shares and under the assumption of the full exchange of Royal Dutch and Shell Transport shares into Royal Dutch Shell shares. Therefore these include the minority interest that will remain in respect of shares of Royal Dutch not converted into Royal Dutch Shell shares.

Shares held in respect of share options and other incentive compensation plans are deducted in determining basic earnings per share.

Basic earnings per share calculations are based on the following weighted average number of shares (millions):

	Q2	Q1	Q2	Half Year	Half Year
	2005	2005	2004	2005	2004
Equivalent Royal Dutch Shell shares of €0.07	6,724.5	6,733.9	6,788.3	6,729.2	6,795.0
Royal Dutch shares of €0.56	2,008.8	2,011.5	2,029.1	2,010.2	2,031.2
Shell Transport shares of 25p	9,420.9	9,434.7	9,501.9	9,427.8	9,510.7

Diluted earnings per share calculations are based on the following weighted average number of shares (millions). This adjusts the basic number of shares for those stock options currently in-the-money.

	Q2	Q1	Q2	Half Year	Half Year
	2005	2005	2004	2005	2004
Equivalent Royal Dutch Shell shares of €0.07	6,744.1	6,751.7	6,793.6	6,747.7	6,798.8
Royal Dutch shares of €0.56	2,015.4	2,017.5	2,031.1	2,016.4	2,032.7
Shell Transport shares of 25p	9,443.2	9,455.0	9,506.0	9,449.0	9,512.8

Basic shares at the end of the following periods are (millions):

	Q2	Q1	Q2
	2005	2005	2004
Equivalent Royal Dutch Shell shares of €0.07	6,726.7	6,724.7	6,776.4
Royal Dutch shares of €0.56	2,009.7	2,008.9	2,025.4
Shell Transport shares of 25p	9,422.2	9,420.9	9,485.7

One (1) American Depository Receipt (ADR) is equal to two (2) Royal Dutch Shell shares.

Appendix 2: Market Commentary

The average of Brent crude prices in the second quarter was $51.65 per barrel compared with $35.35 per barrel in the same quarter last year. WTI prices averaged $53.10 per barrel compared with $38.30 a year earlier.

Second quarter natural gas prices at Henry Hub continued to be very strong by historical standards, averaging $6.94 per million Btu. This is an increase of 53 cents (8%) over the first quarter of 2005, and an increase of 85 cents (14%) over the second quarter of 2004. The market was supported by growing cooling demand, via power generation. Gas storage levels remained well in surplus over the same period last year. Following the supply interruptions due to Gulf of Mexico hurricanes in 2004, the market is increasingly requiring higher storage levels to offset supply risk.

In the second quarter of 2005, industry refining margins averaged $10.30, $15.35, $5.00 and $3.70 per barrel in US Gulf Coast, US West Coast, Rotterdam, and Singapore, compared to $9.65, $14.40, $4.95, and $1.65 per barrel in the same period last year. Margins for the balance of this year are expected to be firm against strong seasonal demand and continuing limited surplus refining capacity but the eventual level will be influenced strongly by the pace of economic expansion in the USA and China, the impact of high oil prices on product demand and severity of the Northern hemisphere winter.

In the second quarter of 2005 petrochemicals trading conditions deteriorated, driven initially by a decline in demand from Asia. Softening economic growth and ample product supply led to a weakening of chemicals prices for some chemicals products and this, together with increasing petrochemicals feedstock costs put pressure on profitability. Operating rates have declined along with lower demand for most chemicals products.

Industry cracker margins in Europe fell from the first quarter in 2005 as naphtha cost increases were not covered by olefin price increases. In the U.S. industry cracker margins have reduced as a result of increased feedstock and energy costs and declining prices of ethylene.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

The Hague, 28 July 2005
Company Secretary

(M.C.M. Brandjes)